UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 6)



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                   30DC, INC.
                   ------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PER SHARE
                   ------------------------------------------
                         (Title of Class of Securities)

                                      NONE
                   ------------------------------------------
                                 (CUSIP Number)

                               GREGORY H. LABORDE
                          1688 MERIDIAN AVE., STE 500A
                              MIAMI BEACH, FL 33139
                   ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 30, 2015
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.             None
--------------------------------------------------------------------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Gregory H. Laborde
         -----------------------------------------------------------------------

    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)

         -----------------------------------------------------------------------

    3.   SEC Use Only.

         -----------------------------------------------------------------------

    4.   Source of Funds (See Instructions) (See item 3)               OO

         -----------------------------------------------------------------------
    5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)  |_|

         -----------------------------------------------------------------------

    6.   Citizenship or Place of Organization                   United States
         -----------------------------------------------------------------------


Number of                       7.   Sole Voting Power               3,807,250
Shares               ----------------------------------------------------------
Beneficially                    8.   Shared Voting Power                 0
Owned by             ----------------------------------------------------------
Each                            9.   Sole Dispositive Power          3,807,250
Reporting            ----------------------------------------------------------
Person With                    10.   Shared Dispositive Power            0
                     ----------------------------------------------------------

   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         3,807,250
         -----------------------------------------------------------------------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         -----------------------------------------------------------------------

   13.   Percent of Class Represented by Amount in Row (11)

         6.03% based upon 63,159,783 shares issued and outstanding as of date of filing. (a)
         -----------------------------------------------------------------------

   14.   Type of Reporting Person (See Instructions)

         IN
         -----------------------------------------------------------------------

(a) If all options and warrants outstanding were exercised in the next 60 days, there would be 67,068,632 shares issued and outstanding thereby adjusting Mr. Laborde's percentage to 5.68%.

--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

The security upon which this report is based is the common stock, par value $0.001 per share, of 30DC, Inc., a Maryland corporation (the "Issuer") with executive offices located at 80 Broad Street, 5th Floor, New York, NY 10004. This statement amends the Schedule 13D/A Amendment No. 5 dated November 1, 2010 filed by Gregory H. Laborde. The purpose of this Amendment is to reflect that Mr. Laborde's beneficial ownership is more than 5% as a result of the transaction described in Item 4 below.


ITEM 2. IDENTITY AND BACKGROUND

     (a) NAME:  This  statement is filed by Gregory H. Laborde.

     (b) BUSINESS ADDRESS:  1688 Meridian Ave., Ste 500A, Miami Beach, FL 33139

     (c) EMPLOYMENT INFORMATION: Gregory H. Laborde has served as a Director of the Issuer since September 10, 2010. He has 25 years experience in public venture capital. Mr. Laborde is the former founder, Chairman, and CEO of 30DC, Inc. fka Infinity Capital Group, Inc. Mr. Laborde currently serves as the President and Chief Executive Officer of 21st Century Digital Media, Inc. and has over 22 years experience on Wall Street in the areas of investment banking, trading, sales and financial consulting. From 1986 to 1997, Mr. Laborde worked in corporate finance at a number of prestigious NYC based investment banks, including: Drexel Burnham Lambert, Lehman Brothers, Gruntal & Co., and Whale Securities. During his Wall Street tenure, Mr. Laborde was involved in over 20 public and private financing transactions totaling over 100 million dollars. In 1999, he founded and took public Origin Investment Group, a business development company that was involved in investing in IT related businesses. Mr. Laborde holds a Bachelor of Science degree in Engineering from Lafayette College in 1986.

     (d) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Gregory H. Laborde is a citizen of United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not Applicable


ITEM 4. PURPOSE OF TRANSACTION

On July 30, 2015, the 30DC, Inc. (the "Company") board of directors approved two agreements, one with Marillion Partnership and one with Netbloo Media, Ltd., each of which acquired certain Internet Marketing business assets from 30DC, Inc. in exchange for a portion of the 30DC, Inc. common stock that each held.

As a result of the  transactions,  the Company's  issued and outstanding  shares
were  reduced  thereby  increasing  Mr.  Labordes's   percentage  of  beneficial
ownership.

On December 22, 2015, Mr. Laborde, as beneficial owner of 21st Century Digital Media, Inc., entered into an Consulting Services Agreement with 30DC, Inc., a Maryland corporation. Mr. Laborde received 300,000 shares of common stock pursuant to the Consulting Services Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number and percentage of the class of securities beneficially owned:

     Gregory H. Laborde beneficially owns 3,807,250 shares of Issuer's common stock, representing approximately 6.03% based upon 63,159,783 shares issued and outstanding as of date of filing. Mr. Laborde holds these shares directly. If all options and warrants outstanding were exercised in the next 60 days, there would be 67,068,632 shares issued and outstanding thereby adjusting Mr. Labordes's percentage to 5.68%.

     (b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:


        Sole Power to Vote or to Direct the Vote:         3,807,250

        Shared Power to or to Direct the Vote:            0

        Sole Power to Dispose or to Direct the
        Disposition of:                                   3,807,250

        Shared Power to Dispose or to Direct the
        Disposition of:                                   0

     (c) Transactions in the securities effected during the past sixty days:

     See Item 4 above which is incorporated by reference herein.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

           N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 4 above which is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

10.1 - Consulting Services Agreement

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct.


Dated: January 8, 2016                By:   /s/ Gregory H. Laborde
                                             -----------------------------------
                                             Gregory H. Laborde